Exhibit 99.4

Notice of Annual General and Special Meeting of Shareholders and

Availability of Proxy Materials

To vote you must follow the methods reflected on your enclosed Voting Instruction Form (“VIF”) or Form of Proxy (“Proxy”) BEFORE 10:00 a.m. (Mountain time) on Monday, November 9, 2020 (or such earlier time specified in the VIF by the intermediary holding your shares)

MEETING DATE AND LOCATION

Meeting Type:	Annual General and Special Meeting of Shareholders (the “Meeting”) of Aurora Cannabis Inc. (“Aurora” or the “Company”) to be held in a virtual-only format via live webcast
When:	Thursday, November 12, 2020 at 10:00 a.m. (Mountain time)
Virtual Meeting Information:	Attend the virtual meeting online at https://web.lumiagm.com/242822694 Password: “aurora2020” (case sensitive)

BUSINESS OF THE MEETING

1.	to fix the number of directors to be elected at eight (8);
2.	to elect directors for the ensuing year;
3.	to appoint the auditor of the Company for the ensuing year;
4.	to consider, and if thought advisable, to pass an ordinary resolution for the continuation of the Company’s 10% “rolling” share option plan and to authorize the grant of all currently available option entitlements issuable thereunder until November 12, 2023, as more particularly described in the accompanying Management Information Circular dated September 28, 2020 (the “Circular”) under “Particulars of Matters to be Acted Upon – 10% “Rolling” Share Option Plan Renewal”;
5.	to consider, and if thought advisable, to pass an ordinary resolution to approve the Company’s new Performance Share Unit Plan, as more particularly described in the Circular under “Particulars of Matters to be Acted Upon – Proposed Fixed Performance Share Unit Plan”;
6.	to consider, and if thought advisable, to pass an ordinary resolution that approves an amendment to the Company’s Fixed Restricted Share Unit Plan, as more particularly described in the Circular under “Particulars of Matters to be Acted Upon – Fixed Restricted Share Unit Plan Amendment”;
7.	to consider, and if thought advisable, to pass an ordinary resolution that approves an amendment to the Company’s Fixed Deferred Share Unit Plan, as more particularly described in the Circular under “Particulars of Matters to be Acted Upon – Fixed Deferred Share Unit Plan Amendment”; and
8.	to consider and, if deemed appropriate, to pass with or without variation, a non-binding advisory resolution on the Company’s approach to executive compensation, as more particularly described in the Circular under “Particulars of Matters to be Acted Upon – Say-on-Pay”.

NOTICE-AND-ACCESS

You are receiving this notification as Aurora is using the notice and access procedures adopted by the Canadian Securities Administrators for electronic delivery of its Notice of Meeting and Circular for the Meeting (the “Meeting Materials”) instead of mailing out paper copies. Under this delivery method, companies can, instead of mailing out paper copies, post their meeting materials on a website and send a notification to shareholders with access details.

This notification provides details of the date, time and place of the Meeting, including the matters to be voted on, and instructions on how to access an electronic copy, or request a paper copy of the Meeting Materials. Accompanying this notice is a form of Proxy or VIF.

The Circular and other relevant materials are available at: https://investor.auroramj.com/about-aurora/corporate-governance/ OR under Aurora’s SEDAR profile at www.sedar.com.

HOW DO I OBTAIN A PRINTED COPY OF THE MEETING MATERIALS?

If you would like to receive a paper copy of the current meeting materials by mail, you must request one. There is no charge to you for requesting a copy.

You can obtain a paper copy of the Meeting Materials free of charge, by calling Broadridge toll-free at 1-877-907-7643 (in Canada or the U.S.). If you wish to receive a paper copy of the Meeting Materials, they will be sent within three business days of your request, if such requests are made before the meeting date. To ensure you receive the material in advance of the voting deadline and Meeting date, all requests must be received by us no later than 10 business days before the Meeting to ensure timely receipt. If you do request the current materials, please note that another VIF/Proxy will not be sent; please retain your current one for voting purposes.

Following the Meeting, the documents will remain available at the websites listed above for a period of at least one year.

PLEASE REVIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

Important details about the virtual meeting and how shareholders can participate are set out in the Circular and the “Lumi User Guide” posted on the Company’s website at https://investor.auroramj.com/about-aurora/corporate-governance.

HOW DO I VOTE?

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE.

To vote your securities you must vote online, by telephone or by mailing the enclosed VIF/Proxy for receipt by the Company BEFORE 10:00 a.m. (Mountain time) on Monday, November 9, 2020 or 48 hours prior to any adjournment of the Meeting, excluding Saturdays, Sundays and statutory holidays (or such earlier time specified in the VIF by the intermediary holding your shares).

You will find attached to this notice a Proxy or a VIF containing detailed instructions on how to exercise your voting rights.

	Beneficial Shareholders Shares held with a broker, bank or other intermediary	Registered Shareholders Shares held in own name and represented by a physical certificate
Internet:	www.proxyvote.com	www.investorvote.com
Phone or Fax:	Call or fax to the number(s) listed on your VIF and vote using the control number provided therein.	Phone: 1-866-732-8683 Fax: 1-866-249-7775
Mail	Return the VIF in the enclosed envelope.	Return the Proxy in the enclosed envelope.

Please note: Shareholders who wish to appoint someone other than Aurora representatives named in the VIF/Proxy as their proxyholder to participate at the Meeting as their proxy and vote their shares MUST first submit their VIF/Proxy, as applicable, appointing that person as proxyholder AND then register that proxyholder online. Please refer to the instructions in the Circular.

If you have questions regarding, voting, notice-and-access or require assistance in obtaining meeting materials, please call or contact our proxy solicitation agent:

Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com